7961 Shaffer Parkway • Suite 5 • Littleton, CO USA 80127	Telephone: (720) 981-1185 • Facsimile (720) 981-1186

May 14, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Vista Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 001-09025

Ladies and Gentlemen:

Reference is made to the letter dated May 9, 2008, from Jill S. Davis containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-captioned filing by Vista Gold Corp. (the “Company”).  Pursuant to conversations today with members of the Staff, the Company hereby requests that it be allowed additional time in which to file its response to the foregoing letter.  The Company anticipates that it will be able to file its response with the Commission on or before June 6, 2008.

If you have any questions, please do not hesitate to call the undersigned at (720) 981-1185.

Very truly yours,

VISTA GOLD CORP.

By:	/s/ Gregory G. Marlier
Gregory G. Marlier
Chief Financial Officer

cc:	Ms. Jill S. Davis
Ms. Jennifer O’Brien
Mr. Ken Schuler